SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §§ 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 1)*

COLUMBIA LABORATORIES, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

197779101

(CUSIP Number)

DECEMBER 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 197779101	SCHEDULE 13G/A	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS WATSON PHARMACEUTICALS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 11,200,000 (1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 11,200,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,200,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.8% (2)
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Shared with the other Reporting Persons solely by virtue of the fact that Coventry Acquisition, LLC, the record holder of the Shares, is an indirect wholly-owned subsidiary of Watson Pharmaceuticals, Inc.
(2)	Based on 87,267,865 shares of Common Stock outstanding as of November 2, 2011, as reported in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 3, 2011.

CUSIP No.: 197779101	SCHEDULE 13G/A	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS WATSON LABORATORIES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 11,200,000 (1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 11,200,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,200,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.8% (2)
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Shared with the other Reporting Persons solely by virtue of the fact that Coventry Acquisition, LLC, the record holder of the Shares, is a direct wholly-owned subsidiary of Watson Laboratories, Inc. and Watson Laboratories, Inc. is a direct wholly-owned subsidiary of Watson Pharmaceuticals, Inc.
(2)	Based on 87,267,865 shares of Common Stock outstanding as of November 2, 2011, as reported in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 3, 2011.

CUSIP No.: 197779101	SCHEDULE 13G/A	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS COVENTRY ACQUISITION, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 11,200,000
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 11,200,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,200,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.8%(1)
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based on 87,267,865 shares of Common Stock outstanding as of November 2, 2011, as reported in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 3, 2011.

CUSIP No.: 197779101	SCHEDULE 13G/A	Page 5 of 9 Pages

Item 1(a).	Name of Issuer: Columbia Laboratories, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

354 Eisenhower Parkway

Livingston, New Jersey 07039

Item 2(a).	Name of Person(s) Filing:

Watson Pharmaceuticals, Inc.	(“Watson Pharmaceuticals”)
Watson Laboratories, Inc.	(“Watson Labs”)
Coventry Acquisition, LLC	(“Coventry LLC”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Watson Pharmaceuticals:

Morris Corporate Center III

400 Interpace Parkway

Parsippany, New Jersey 07054

Watson Labs:

Morris Corporate Center III

400 Interpace Parkway

Parsippany, New Jersey 07054

Coventry LLC:

577 Chipeta Way

Salt Lake City, Utah 84108

Item 2(c).	Citizenship:

Watson Pharmaceuticals:	Nevada
Watson Labs:	Delaware
Coventry LLC:	Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number: 197779101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

CUSIP No.: 197779101	SCHEDULE 13G/A	Page 6 of 9 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

		Watson Pharmaceuticals:		Coventry LLC:		Watson Labs:
(a)	Amount beneficially owned:	11,200,000		11,200,000		11,200,000
(b)	Percent of class:	12.8	% (1)	12.8	% (1)	12.8	% (1)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:
	(ii) Shared power to vote or to direct the vote:	11,200,000		11,200,000		11,200,000
	(iii) Sole power to dispose or to direct the disposition of:
	(iv) Shared power to dispose or to direct the disposition of:	11,200,000		11,200,000		11,200,000

(1)	Based on 87,267,865 shares of Common Stock outstanding as of November 2, 2011, as reported in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 3, 2011.

Subsequent Events

On July 2, 2010, pursuant to an agreement among the Issuer, Watson Pharmaceuticals and Coventry Acquisition, Inc. (“Coventry, Inc.”), a Delaware corporation and wholly-owned subsidiary of Watson Pharmaceuticals, Coventry, Inc. acquired substantially all of the Issuer’s assets primarily relating to the research, development, regulatory approval, manufacture, distribution, marketing, sale and promotion of pharmaceutical products containing progesterone as an active ingredient, including CRINONE 8% progesterone gel, PROCHIEVE 4% progesterone gel and PROCHIEVE 8% progesterone gel. In addition to the purchased assets, Coventry, Inc. received from the Issuer 11,200,000 restricted shares of the Issuer’s common stock, $0.01 par value per share (the “Shares”), as initially reported on a Schedule 13G filed by Watson Pharmaceuticals (in Watson Pharmaceuticals’ capacity as the sole stockholder of Coventry, Inc.) on July 12, 2010.

On September 30, 2011, pursuant to a contribution agreement between Watson Pharmaceuticals and Watson Labs, Coventry, Inc. became a wholly-owned subsidiary of Watson Labs. A conversion of Coventry, Inc. from a Delaware corporation to a Delaware limited liability company was simultaneously effected, with Watson Labs retaining its interest in Coventry LLC as the sole member of Coventry LLC.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:    ☐ Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

CUSIP No.: 197779101	SCHEDULE 13G/A	Page 7 of 9 Pages

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Coventry LLC, the direct record holder of the Shares reported herein, is a wholly-owned subsidiary of Watson Labs. Watson Labs may be deemed to beneficially own such Shares. Watson Labs is a wholly-owned subsidiary of Watson Pharmaceuticals. Watson Pharmaceuticals may be deemed to beneficially own such Shares.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No.: 197779101	SCHEDULE 13G/A	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

WATSON PHARMACEUTICALS, INC., a Nevada corporation

By:	/s/ David A. Buchen
David A. Buchen
Executive Vice President, General Counsel and Secretary

WATSON LABORATORIES, INC., a Delaware corporation

By:	/s/ David A. Buchen
David A. Buchen
Executive Vice President, General Counsel and Secretary

COVENTRY ACQUISITION, LLC, a Delaware limited liability company

By:	/s/ David A. Buchen
David A. Buchen
Executive Vice President, General Counsel and Secretary

CUSIP No.: 197779101	SCHEDULE 13G/A	Page 9 of 9 Pages

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached Amendment No. 1 to Schedule 13G and to all further amendments to such schedule.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of this February 14, 2012.

WATSON PHARMACEUTICALS, INC., a Nevada corporation

By:	/s/ David A. Buchen
David A. Buchen
Executive Vice President, General Counsel and Secretary

WATSON LABORATORIES, INC., a Delaware corporation

By:	/s/ David A. Buchen
David A. Buchen
Executive Vice President, General Counsel and Secretary

COVENTRY ACQUISITION, LLC, a Delaware limited liability company

By:	/s/ David A. Buchen
David A. Buchen
Executive Vice President, General Counsel and Secretary